Exhibit 99.1

voxeljet AG Issues Financial Guidance for the Year Ending December 31, 2018; Announces Preliminary Results for the Fiscal Year Ending December 31, 2017

Friedberg, Germany, February 16, 2018 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today issued financial guidance for the year ending December 31, 2018.

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Revenue for the year ending December 31, 2018 is expected to be in the range of 28.0 million and 30.0 million euros. This compares to previous revenue guidance for the year ended December 31, 2017 of between 26.0 million and 28.0 million euros.

•	Gross margin for 2018 is expected to be above 40%.

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Operating expenses for the full year 2018 are expected as follows: SG&A expenses in the range of 11 million and 12 million euros, and R&D expenses to be approximately 5 million to 6 million euros. Depreciation and amortization expense is expected to be between 3.75 million and 4.0 million euros.

•	Adjusted EBITDA is expected to be neutral-to-positive in 2018. Adjusted EBITDA excludes the impact of foreign exchange valuations.

•	Capital expenditures are projected to be in the range of 5.5 million to 6.5 million euros, which primarily include ongoing investments in our global subsidiaries.

•	Our revenue guidance for the first quarter of 2018 is in the range of 4.5 million and 5.5 million euros. This compares to revenue of 4.5 million euros in the first quarter of 2017.

The Company will release its financial results for the fourth quarter and year ended December 31, 2017 after the closing of the financial markets on Thursday, March 29, 2018. Based on a preliminary assessment, the Company expects to report full year 2017 revenue in the range of 22.5 million and 23.5 million euros as the relatively strong second half of 2017 could not fully compensate the weaker first half of 2017.(1)

Rudolf Franz, Chief Operating Officer and Chief Financial Officer of voxeljet, commented: “We focus on ongoing innovation as an integral part of our strategy of commanding full price and creating a healthy pull marketplace. With a strong balance sheet and a robust lineup of new and advanced products, we have the foundation in place to fuel voxeljet’s next phase of long-term growth.”

(1)

Estimated results reflect voxeljet’s preliminary unaudited estimates and views on market trends observed for 2017 and are based on information available as of the date hereof. Actual results may differ materially from the estimates described above due to developments or other information that may arise between now and the time the financial results for the fiscal year end 2017 are finalized. These preliminary results should not be viewed as a substitute for our fiscal year audited consolidated financial statements prepared in accordance with IFRS.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.